06015980

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JER Envirotech Int Corp.

*CURRENT ADDRESS Suite 130 - 13160 Vanier Place
Richmond, British Columbia

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 16 2006
THOMSON
FINANCIAL

FILE NO. 82- 35002 FISCAL YEAR 8/31/03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 8/14/06

082-35002

8-31-03
AR/S

J.E.R. ENVIROTECH LTD.

FINANCIAL STATEMENTS

MARCH 31, 2004,
AUGUST 31, 2003 AND 2002

(IN CANADIAN DOLLARS)

AUDITOR'S REPORT

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.
CERTIFIED GENERAL ACCOUNTANT

SUITE 1104-750 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T8

Jerry A. Minni, C.G.A. *
Geoffrey S. V. Pang, C.G.A., FCCA **

TELEPHONE: (604)683-0343
FAX: (604)683-4499

* *Incorporated Professional*
** *Associate*

To the Directors,
J.E.R. Envirotech Ltd.

I have audited the balance sheets of **J.E.R. ENVIROTECH LTD.** as at March 31, 2004, August 31, 2003 and 2002 and the statements of loss, deficit, and cash flows for the period from September 1, 2003 to March 31, 2004, and for the years ended August 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004, August 31, 2003 and 2002 and the results of its operations and changes in its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, I report that, in my opinion, these principles have been applied on a consistent basis.

"J.A. MINNI & ASSOCIATES INC."
CERTIFIED GENERAL ACCOUNTANT

Vancouver, B.C.
April 29, 2004

J.E.R. ENVIROTECH LTD.

BALANCE SHEETS

ASSETS

	As at Mar. 31, 2004	As at Aug. 31, 2003	As at Aug. 31, 2002
CURRENT			
Cash	$ 23,914	$ -	$ 8
Accounts receivable	23,410	-	-
GST recoverable	7,611	1,095	-
Investment tax credits receivable	-	7,152	-
Inventory	50,446	-	-
Prepaid expenses and deposit	2,377	-	-
	107,758	8,247	8
CAPITAL ASSETS (Note 3)	70,751	-	-
TECHNOLOGY LICENSE (Note 4)	9,171	9,759	-
	$ 187,680	$ 18,006	$ 8

LIABILITIES

	As at Mar. 31, 2004	As at Aug. 31, 2003	As at Aug. 31, 2002
CURRENT			
Accounts payable and accrued liabilities	$ 35,523	$ 1,296	$ -
Due to related parties (Note 5)	-	190,186	163,704
	35,523	191,482	163,704

SHAREHOLDERS' DEFICIENCY

	As at Mar. 31, 2004	As at Aug. 31, 2003	As at Aug. 31, 2002
SUBSCRIPTION RECEIVABLE (Note 6)	300,000	-	-
SHARE CAPITAL (Note 7)	6,693	6,693	6,693
DEFICIT	(154,536)	(180,169)	(170,389)
	152,157	(173,476)	(163,696)
	$ 187,680	$ 18,006	$ 8

APPROVED BY THE DIRECTORS:

"Rafael Angco Diego"

"Alan Grodan"

The accompanying notes are an integral part of these financial statements.

J.E.R. ENVIROTECH LTD.

STATEMENTS OF LOSS AND DEFICIT

	7 months ended Mar. 31, 2004	12 months ended Aug. 31, 2003	12 months ended Aug. 31, 2002
INCOME			
Sales	$ 7,750	$ 5,853	$ -
Cost of finished goods sold	6,564	2,933	-
Gross Profit	1,186	2,920	-
EXPENSES			
Advertising and promotion	2,197	321	-
Amortization	5,148	241	-
Bank charges	110	101	-
Factory supplies	1,571	-	41
License, duties, fees and taxes	1,707	-	-
Office and miscellaneous	12,449	1,876	1,490
Professional fees	10,109	479	-
Rent	5,320	-	-
Research and development	-	6,542	-
Telephone and telecommunications	2,146	336	960
Transport and freight	1,986	-	-
Travel	6,012	2,804	1,946
Wages and benefits	92,361	-	24,000
	141,116	12,700	28,437
LOSS FOR THE PERIOD BEFORE THE UNDERNOTED ITEM	(139,930)	(9,780)	(28,437)
Forgiveness of debt (Note 5)	165,563	-	-
NET INCOME (LOSS) FOR THE PERIOD	25,633	(9,780)	(28,437)
DEFICIT, BEGINNING OF PERIOD	(180,169)	(170,389)	(141,952)
DEFICIT, END OF PERIOD	$ (154,536)	$ (180,169)	$ (170,389)

The accompanying notes are an integral part of these financial statements.

J.E.R. ENVIROTECH LTD.

STATEMENTS OF CASH FLOWS

	7 Months ended Mar. 31, 2004	12 Months ended Aug. 31, 2003	12 Months ended Aug. 31, 2002
OPERATING ACTIVITIES			
Net loss for the period	$ 25,633	$ (9,780)	$ (28,437)
Items not affecting cash:			
Amortization	5,148	241	-
Forgiveness of debt	(165,563)	-	-
	(134,782)	(9,539)	(28,437)
Changes in non-cash working capital items:			
Accounts receivable	(23,410)	-	-
Prepaid expenses and deposits	(2,377)	-	-
GST receivable	(6,516)	(1,095)	-
Inventory	(50,446)	-	-
Investment tax credit receivable	7,152	(7,152)	-
Accounts payable	34,227	1,296	-
Due to related parties	(24,623)	26,482	28,361
	(200,775)	9,992	(76)
FINANCIAL ACTIVITIES			
Share subscriptions	300,000	-	-
INVESTING ACTIVITIES			
Technology license	-	(10,000)	-
Acquisition of capital assets	(75,311)	-	-
	(75,311)	(10,000)	-
INCREASE (DECREASE) IN CASH	23,914	(8)	(76)
CASH, BEGINNING OF PERIOD	-	8	84
CASH, END OF PERIOD	$ 23,914	$ -	$ 8

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

The Company was incorporated on July 22, 1997 under the Company Act of British Columbia.

The Company has co-developed a number of wood-plastic composite formulations with the National Research Council of Canada ("NRC"). These composite formulae are owned by NRC which has granted to the Company a ten year exclusive world-wide license on the technology.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Capital Assets

Capital assets are amortized over their estimated useful lives on the declining balance method at the following rates:

Machinery and equipment	-	20%
Computer equipment	-	30%
Furniture, fixtures and office equipment	-	20%

Further, only one half of the amortization is taken on assets acquired during the period.

b) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates.

c) Financial Instruments

The Company's financial instruments consist of cash, GST recoverable, investment tax credits receivable, accounts receivable, accounts payable and prepaid expenses. The fair values of these financial instruments appropriate their carrying values.

d) Inventory

Inventory consists of raw materials and finished compounds and goods, and is recorded at the lower of cost or market.

e) Research and Development

Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria established by the Canadian Institute of Chartered Accountants are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

f) Investment Tax Credits

Investment tax credits earned with respect to current expenditures for qualified research and development activities are included as a reduction of research and development expenses in the statement of loss. Investment tax credits are accrued when qualifying expenditures are made and when there is reasonable assurance that the credits will be realized.

g) Technology License Fee

This license fee is amortized on a straight line basis over ten years.

h) Foreign Currency

Foreign currency on monetary assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date, and revenue and expenses expressed in foreign currencies are translated at the rate of exchange prevailing on the date of the transaction. Foreign exchange gains and losses are included in the results of operations.

3. CAPITAL ASSETS

	Cost	Accumulated Amortization	Unamortized costs Mar 31 2004
Machinery and equipment	$ 61,741	$ 3,602	$ 58,139
Computer equipment	6,175	540	5,635
Office equipment	3,537	193	3,344
Furniture and fixtures	3,858	225	3,633
	$ 75,311	$ 4,560	$ 70,751

4. TECHNOLOGY LICENSE

Pursuant to a technology license agreement dated June 4, 2003 with the National Research Council of Canada ("NRC"), the Company was granted a ten year exclusive license which will permit the technology to be used by the Company for commercialization of a number of formulations it had developed out of recycled wood and plastic waste. As consideration for the grant of the license the Company paid NRC a license fee of $10,000 plus applicable taxes. Royalties shall also be paid to the NRC at 3% on sales of products and services, and at 33.33% on other revenue. Under the terms of the agreement the Company must pay a minimum annual royalty of $5,000 plus applicable taxes at the first reporting date (December 31,) and $10,000 at each subsequent reporting date.

5. DUE TO RELATED PARTIES

The amount due to related parties is non interest bearing with no specific terms of repayment. During the period ended March 31, 2004 an amount of $165,563 owing to two shareholders and directors were forgiven by them.

6. SUBSCRIPTION RECEIVABLE

During the period the Company received advances of $300,000 from JER Envirotech Corp. ("JER Nevada"). The funds were raised through share subscription agreements in JER Nevada. The subscribers of JER Nevada shares assigned their rights in the subscription agreements to JER Envirotech Ltd. ("JER B.C."). JER B.C. has agreed to issue 1,250,668 shares to the subscribers prior to completion of the reverse takeover of Consolidated Kronofusion Technologies Inc.
(See Note 8.)

7. SHARE CAPITAL

a) Authorized

100,000 common shares without par value.

b) Issued and paid up

	Number of Shares	Amount
Subscriber's share	1	$ 1
Issued for cash	9,693	9,692
Shares acquired and cancelled by Company	(3,167)	(3,000)
Balance, March 31, 2004, August 31, 2003 and 2002	6,527	$ 6,693

Pursuant to an agreement with a former director and shareholder dated January 31, 2001, the Company acquired and cancelled 3,167 common shares of the Company for $3,000.

8. REVERSE TAKEOVER OF CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

Pursuant to the letter of intent dated March 15, 2004 with Consolidated Kronofusion Technologies Inc. ("Kron"), the Company and its shareholders have agreed to sell all of their shares to Kron. Under the terms of the letter of intent Kron shall first consolidate its share capital on a basis of two existing shares for one new share, and issue 9,450,668 post-consolidated common shares to the shareholders of the Company at a deemed price of $0.36 per share. These shares to be issued to principals will be subject to escrow in accordance with the policies of the TSX Venture Exchange ("TSX"). An additional 3,500,000 shares of Kron will be reserved for issuance at a deemed price of $0.36 per share for release to the existing management of the Company on achieving certain milestones.

The proposed transaction will constitute a reverse-takeover under the policies of TSX. Subject to prior acceptance of TSX, Kron will advance a non-interest bearing loan of up to $300,000 to the Company which will be secured against the assets of the Company, and becomes repayable if the contemplated transaction is not completed. Subsequent to March 31, 2004 the Company received $100,000 from Kron.

9. RELATED PARTY TRANSACTIONS

During the seven months ended March 31, 2004 gross wages amounting to $51,500 were paid to two directors of the Company. During the year ended August 31, 2002 management wages of $24,000 were accrued to two directors. (See Note 5.)

10. COMPARATIVE FIGURES

Although the Company was incorporated June 22, 1997, it did not begin operations until September 1, 2001.

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

(Formerly Kronofusion Technologies Inc.)

Balance Sheets
As at March 31, 2004 and December 31, 2003
(Unaudited – Prepared by Management)

	March 31, 2004	December 31, 2003
Assets		
Current assets:		
Cash	$ **564,009**	$ 176,285
GST recoverable	**3,403**	6,937
Prepaid expenses and deposits	**27,574**	–
	594,986	183,222
Capital assets (note 4)	**1,278**	1,382
	$ **596,264**	$ 184,604
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ **4,598**	$ 4,116
Share subscriptions (note 5)	**465,300**	–
	469,898	4,116
Shareholders' equity:		
Share capital (note 6)	**2,179,640**	2,170,640
Contributed Surplus (note 6(f))	**279,989**	274,455
Deficit	**(2,333,263)**	(2,264,607)
	126,366	180,488
Contingent liability (note 8)		
	$ **596,264**	$ 184,604

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

(Formerly Kronofusion Technologies Inc.)

Statements of Operations and Deficit
For the three months ended March 31, 2004 and 2003
(Unaudited – Prepared by Management)

		2004		2003
Expenses:				
Advertising and promotion	$	**2,797**	$	2,687
Amortization		**103**		146
Bank charges and interest		**160**		1,049
Consulting and management fees		**26,500**		24,750
Office and administration		**12,588**		14,112
Professional fees		**1,961**		11,706
Regulatory		**3,220**		2,600
Transfer agent and shareholder information		**1,466**		1,141
Travel		**4,751**		–
Wages and benefits (note 8)		**10,000**		72
Wages and benefits – stock based compensation (note 6(c))		**5,534**		–
		69,080		58,263
Interest Income		**424**		68
Loss for the period		**(68,656)**		(58,195)
Deficit, beginning of period, as previously reported		**(1,990,152)**		(1,799,035)
Adjustment to reflect change in accounting for employee stock options (note 3(c))		**(274,455)**		(243,391)
Deficit, beginning of period, restated		**(2,264,607)**		(2,042,426)
Deficit, end of period	$	**(2,333,263)**	$	(2,100,621)
Loss per share	$	**0.01**	$	0.00
Weighted average number of shares outstanding		**5,356,746**		13,050,109

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

(Formerly Kronofusion Technologies Inc.)

Statements of Cash Flows
For the three months ended March 31, 2004 and 2003
(Unaudited – Prepared by Management)

	2004	2003
Operating activities:		
Loss for the period	$ (68,656)	$ (58,195)
Items not involving cash:		
Amortization	103	146
Stock based compensation expense	5,534	–
Changes in non-cash operating working capital:		
GST recoverable	3,534	(3,204)
Grants receivable	–	149,986
Prepaid expenses and deposits	(27,574)	133
Accounts payable and accrued liabilities	483	(48,539)
Due to related parties	–	(23,340)
	(86,576)	16,987
Financing activities:		
Issuance of shares for cash	9,000	–
Shares subscriptions	465,300	–
	474,300	–
Increase in cash	387,724	16,987
Cash, beginning of period	176,285	727
Cash, end of period	$ 564,009	$ 17,714

The accompanying notes are an integral part of these financial statements.

---

1. Incorporation and nature of business

The Company was incorporated on March 20, 2000 under the Company Act of British Columbia and continued as a corporation subsisting under the Business Corporation Act (Yukon) on May 15, 2000.

The Company through a wholly-owned subsidiary was engaged in the business of developing technologies to become an emerging provider of remote access technologies and services. In 2002, the Company had suspended its operations and wrote-off its subsidiary and all of its assets. As a result, these financial statements have been prepared on a non-consolidated basis.

In 2003, the Company changed its name from Kronofusion Technologies Inc. to Consolidated Kronofusion Technologies Inc. and consolidated its share capital on a basis of four old shares for one new share.

2. Continuing operations

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete equity financing or generate profitable operations in the future.

3. Summary of significant accounting policies

(a) Capital assets

Capital assets are amortized over its estimated useful lives on the declining balance method at the following rate:

Computer Hardware	–	30%

In the year of acquisition, only one-half of the amortization is recorded.

(b) Financial instruments

The Company's financial instruments consist of cash, GST recoverable, prepaid expenses and deposits, accounts payable and accrued liabilities and shares subscriptions. The fair values of these financial instruments approximate their carrying values.

3. Significant accounting policies (continued)

(c) Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 7(c). Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $243,391 for the year ended December 31, 2002, and by $31,064 for the year ended December 31, 2003, to increase deficit by $274,455 as at December 31, 2003 (2002 – $243,391), and to increase contributed surplus by $274,455 as at December 31, 2003 (2002 – $243,391).

(d) Loss per share

Loss per share is based on the weighted average number of shares outstanding during the year, as calculated based on the number of issued shares of the Company. Fully diluted loss per share has not been presented, as the effect would be anti-dilutive.

(e) Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported or disclosed in the financial statements. Actual results may differ from these estimates.

4. Capital assets

	Cost	Accumulated Amortization	March 31, 2004 Net book value	December 31,2003 Net book value
Computer hardware	$ 3,317	$ 2,039	$ 1,278	$ 1,382

5. Letter of intent with JER Envirotech Ltd.

Pursuant to a letter of intent dated March 15, 2004 with JER Envirotech Ltd. ("JER") and its shareholders, the Company agreed to acquire all of the issued and outstanding shares of JER. Under the terms of the letter of intent, the Company will first consolidate its share capital on a two existing shares for one new share, and issue 9,450,668 post-consolidated common shares to the shareholders of JER at a deemed price of $0.36 per share. These shares to be issued will be subject to escrow in accordance with the policies of the TSX Venture Exchange ("TSX"). An additional 3,500,000 shares of the Company will be reserved for issuance at a deemed price of $0.36 per share for release to the existing management of JER on achieving certain milestones.

The proposed transaction will constitute a reverse-takeover under the policies of TSX. Subject to prior acceptance of TSX, the Company will advance a non-interest bearing loan of up to $300,000 to JER which will be secured against the assets of JER, and becomes repayable upon termination of the agreement. Subject to acceptance by TSX, the Company will pay a finder's fee of 600,000 post-consolidated common shares in connection with this proposed transaction.

Subsequent to the quarter end, the Company advanced $50,000 to JER as per the terms of the letter of intent.

In conjunction with the proposed transaction, the Company will offer up to 1,700,000 post-consolidated units on a private placement basis at a price of $0.60 per unit for gross proceeds of $1,020,000. Each unit will consist of one post-consolidated common share and one warrant exercisable to acquire an additional post-consolidated common share at a price of $0.70 in the first year and $0.90 in the second year from the date of issuance. A finder's fee will be payable on this private placement.

6. Share capital

(a) Authorized

Unlimited number of common shares without nominal or par value.
Unlimited number of Class "A" preference shares without nominal or par value.
Unlimited number of Class "B" preference shares without nominal or par value.

6. Share capital (continued)

(b) Issued and fully paid

	Number of Shares	Amount
Balance, December 31, 2002	13,050,109	1,834,205
Consolidation on a 4:1 basis	(9,787,582)	–
Issued pursuant to a private placement	3,000,000	330,000
Issued pursuant to exercise of stock options	153,625	18,435
Cancellation of escrow shares	(1,078,252)	(12,000)
Balance, December 31, 2003	5,337,900	2,170,640
Issued pursuant to exercise of warrants	60,000	9,000
Balance, March 31, 2004	5,397,900	$ 2,179,640

Pursuant to a special resolution passed by the shareholders on June 12, 2003, the Company's issued and outstanding shares were consolidated on the basis of one new share for every four shares previously outstanding (reverse stock split).

During the year ended December 31, 2003, 1,078,252 escrow shares were cancelled and, in exchange, each escrow shareholder was paid a nominal sum of $2,000.

During the year ended December 31, 2003, the Company completed a non-brokered private placement of 3,000,000 units at a price of $0.11 per unit for gross proceeds of $330,000. Each unit is comprised of one common share without par value in the share capital of the Company and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.15 per share.

(c) Stock options

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable follows:

6. Share capital (continued)

(c) Stock options (continued)

	Number of common shares	Weighted average exercise price
Balance, December 31, 2002	895,000	$ 0.60
Consolidation 4 for 1	(671,250)	
	223,750	
Granted	400,000	0.12
Exercised	(153,625)	0.12
Balance, December 31, 2003 and March 31, 2004	470,125	$ 0.12

The following table summarizes the stock options outstanding at March 31, 2004:

Exercise price	Number outstanding at March 31, 2004	Expiry date	Number exercisable at March 31, 2004
$0.12	218,750	December 10, 2006	218,750
$0.12	251,375	August 18, 2008	117,333
	470,125		336,083

During the three months ended March 31, 2004, under the fair-value-based method, $5,534 (2003 – $nil) in compensation expense was recorded in the statements of operations and deficit for stock options granted to a director.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

	2004
Risk free interest rate	2.8%
Expected dividend yield	0%
Stock price volatility	168%
Expected life of options	2 years

The weighted average fair value of options granted during the three months ended March 31, 2004 is $0.09 (2003 – $nil).

6. Share capital (continued)

(d) Warrants

The following warrants were outstanding at March 31, 2004. Each warrant entitles the holder to purchase one common share of the Company.

Number of Shares	Exercise Price	Expiry Date
1,440,000	$0.15	October 6, 2005

During the period, 60,000 warrants were exercised at a price of $0.15 per common share for gross proceeds of $9,000.

(e) Shares held in escrow

As at March 31, 2004, there are 189,187 and 90,958 (December 31, 2003 – 189,187 and 90,958) common shares which are being held in escrow and subject to pooling respectively.

(f) Contributed surplus:

	March 31, 2004	December 31, 2003
Balance, beginning of period, as previously reported	$ 274,455	$ –
Adjustment to reflect change in accounting for Stock options (note 1(d))	–	243,391
Balance, beginning of period, restated	274,455	243,391
Stock compensation	5,534	31,064
Balance, end of period	$ 279,989	$ 274,455

7. Related party transactions

During the period, the Company paid $7,500 (2003 – $15,000) for management fees and $3,000 (2003 – $3,000) for administrative fees, under a management service agreement and as amended, to a company controlled by directors of the Company.

During the period, the Company paid $4,836 (2003 – $nil) for rent to a company with directors in common.

8. Contingent liability

During the period, the Company paid out $10,000 (2003 – $nil) in settlement of small claims court actions for wages claimed by former employees.

J.E.R. ENVIROTECH LTD.

FINANCIAL STATEMENTS

MARCH 31, 2004,
AUGUST 31, 2003 AND 2002

(IN CANADIAN DOLLARS)

AUDITOR'S REPORT

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.
CERTIFIED GENERAL ACCOUNTANT

SUITE 1104-750 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T8

TELEPHONE: (604)683-0343
FAX: (604)683-4499

Jerry A. Minni, C.G.A. *
Geoffrey S. V. Pang, C.G.A., FCCA **

* *Incorporated Professional*
** *Associate*

To the Directors,
J.E.R. Envirotech Ltd.

I have audited the balance sheets of J.E.R. **ENVIROTECH LTD.** as at March 31, 2004, August 31, 2003 and 2002 and the statements of loss, deficit, and cash flows for the period from September 1, 2003 to March 31, 2004, and for the years ended August 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004, August 31, 2003 and 2002 and the results of its operations and changes in its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, I report that, in my opinion, these principles have been applied on a consistent basis.

"J.A. MINNI & ASSOCIATES INC."
CERTIFIED GENERAL ACCOUNTANT

Vancouver, B.C.
April 29, 2004

J.E.R. ENVIROTECH LTD.

BALANCE SHEETS

ASSETS

	As at Mar. 31, 2004	As at Aug. 31, 2003	As at Aug. 31, 2002
CURRENT			
Cash	$ 23,914	$ -	$ 8
Accounts receivable	23,410	-	-
GST recoverable	7,611	1,095	-
Investment tax credits receivable	-	7,152	-
Inventory	50,446	-	-
Prepaid expenses and deposit	2,377	-	-
	107,758	8,247	8
CAPITAL ASSETS (Note 3)	70,751	-	-
TECHNOLOGY LICENSE (Note 4)	9,171	9,759	-
	$ 187,680	$ 18,006	$ 8

LIABILITIES

	As at Mar. 31, 2004	As at Aug. 31, 2003	As at Aug. 31, 2002
CURRENT			
Accounts payable and accrued liabilities	$ 35,523	$ 1,296	$ -
Due to related parties (Note 5)	-	190,186	163,704
	35,523	191,482	163,704

SHAREHOLDERS' DEFICIENCY

	As at Mar. 31, 2004	As at Aug. 31, 2003	As at Aug. 31, 2002
SUBSCRIPTION RECEIVABLE (Note 6)	300,000	-	-
SHARE CAPITAL (Note 7)	6,693	6,693	6,693
DEFICIT	(154,536)	(180,169)	(170,389)
	152,157	(173,476)	(163,696)
	$ 187,680	$ 18,006	$ 8

APPROVED BY THE DIRECTORS:

"Rafael Angco Diego"

"Alan Grodan" The accompanying notes are an integral part of these financial statements.

J.E.R. ENVIROTECH LTD.

STATEMENTS OF LOSS AND DEFICIT

	7 months ended Mar. 31, 2004	12 months ended Aug. 31, 2003	12 months ended Aug. 31, 2002
INCOME			
Sales	$ 7,750	$ 5,853	$ -
Cost of finished goods sold	6,564	2,933	-
Gross Profit	1,186	2,920	-
EXPENSES			
Advertising and promotion	2,197	321	-
Amortization	5,148	241	-
Bank charges	110	101	-
Factory supplies	1,571	-	41
License, duties, fees and taxes	1,707	-	-
Office and miscellaneous	12,449	1,876	1,490
Professional fees	10,109	479	-
Rent	5,320	-	-
Research and development	-	6,542	-
Telephone and telecommunications	2,146	336	960
Transport and freight	1,986	-	-
Travel	6,012	2,804	1,946
Wages and benefits	92,361	-	24,000
	141,116	12,700	28,437
LOSS FOR THE PERIOD BEFORE THE UNDERNOTED ITEM	(139,930)	(9,780)	(28,437)
Forgiveness of debt (Note 5)	165,563	-	-
NET INCOME (LOSS) FOR THE PERIOD	25,633	(9,780)	(28,437)
DEFICIT, BEGINNING OF PERIOD	(180,169)	(170,389)	(141,952)
DEFICIT, END OF PERIOD	$ (154,536)	$ (180,169)	$ (170,389)

The accompanying notes are an integral part of these financial statements.

J.E.R. ENVIROTECH LTD.

STATEMENTS OF CASH FLOWS

	7 Months ended Mar. 31, 2004	12 Months ended Aug. 31, 2003	12 Months ended Aug. 31, 2002
OPERATING ACTIVITIES			
Net loss for the period	$ 25,633	$ (9,780)	$ (28,437)
Items not affecting cash:			
Amortization	5,148	241	-
Forgiveness of debt	(165,563)	-	-
	(134,782)	(9,539)	(28,437)
Changes in non-cash working capital items:			
Accounts receivable	(23,410)	-	-
Prepaid expenses and deposits	(2,377)	-	-
GST receivable	(6,516)	(1,095)	-
Inventory	(50,446)	-	-
Investment tax credit receivable	7,152	(7,152)	-
Accounts payable	34,227	1,296	-
Due to related parties	(24,623)	26,482	28,361
	(200,775)	9,992	(76)
FINANCIAL ACTIVITIES			
Share subscriptions	300,000	-	-
INVESTING ACTIVITIES			
Technology license	-	(10,000)	-
Acquisition of capital assets	(75,311)	-	-
	(75,311)	(10,000)	-
INCREASE (DECREASE) IN CASH	23,914	(8)	(76)
CASH, BEGINNING OF PERIOD	-	8	84
CASH, END OF PERIOD	$ 23,914	$ -	$ 8

The accompanying notes are an integral part of these financial statements.

J.E.R. ENVIROTECH LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004, AUGUST 31, 2003 AND 2002

1. NATURE OF OPERATIONS

The Company was incorporated on July 22, 1997 under the Company Act of British Columbia.

The Company has co-developed a number of wood-plastic composite formulations with the National Research Council of Canada ("NRC"). These composite formulae are owned by NRC which has granted to the Company a ten year exclusive world-wide license on the technology.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Capital Assets

Capital assets are amortized over their estimated useful lives on the declining balance method at the following rates:

Machinery and equipment	-	20%
Computer equipment	-	30%
Furniture, fixtures and office equipment	-	20%

Further, only one half of the amortization is taken on assets acquired during the period.

b) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates.

c) Financial Instruments

The Company's financial instruments consist of cash, GST recoverable, investment tax credits receivable, accounts receivable, accounts payable and prepaid expenses. The fair values of these financial instruments appropriate their carrying values.

d) Inventory

Inventory consists of raw materials and finished compounds and goods, and is recorded at the lower of cost or market.

e) Research and Development

Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria established by the Canadian Institute of Chartered Accountants are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

f) Investment Tax Credits

Investment tax credits earned with respect to current expenditures for qualified research and development activities are included as a reduction of research and development expenses in the statement of loss. Investment tax credits are accrued when qualifying expenditures are made and when there is reasonable assurance that the credits will be realized.

g) Technology License Fee

This license fee is amortized on a straight line basis over ten years.

h) Foreign Currency

Foreign currency on monetary assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date, and revenue and expenses expressed in foreign currencies are translated at the rate of exchange prevailing on the date of the transaction. Foreign exchange gains and losses are included in the results of operations.

3. CAPITAL ASSETS

	Cost	Accumulated Amortization	Unamortized costs Mar 31 2004
Machinery and equipment	$ 61,741	$ 3,602	$ 58,139
Computer equipment	6,175	540	5,635
Office equipment	3,537	193	3,344
Furniture and fixtures	3,858	225	3,633
	$ 75,311	$ 4,560	$ 70,751

4. TECHNOLOGY LICENSE

Pursuant to a technology license agreement dated June 4, 2003 with the National Research Council of Canada ("NRC"), the Company was granted a ten year exclusive license which will permit the technology to be used by the Company for commercialization of a number of formulations it had developed out of recycled wood and plastic waste. As consideration for the grant of the license the Company paid NRC a license fee of $10,000 plus applicable taxes. Royalties shall also be paid to the NRC at 3% on sales of products and services, and at 33.33% on other revenue. Under the terms of the agreement the Company must pay a minimum annual royalty of $5,000 plus applicable taxes at the first reporting date (December 31,) and $10,000 at each subsequent reporting date.

5. DUE TO RELATED PARTIES

The amount due to related parties is non interest bearing with no specific terms of repayment. During the period ended March 31, 2004 an amount of $165,563 owing to two shareholders and directors were forgiven by them.

6. SUBSCRIPTION RECEIVABLE

During the period the Company received advances of $300,000 from JER Envirotech Corp. ("JER Nevada"). The funds were raised through share subscription agreements in JER Nevada. The subscribers of JER Nevada shares assigned their rights in the subscription agreements to JER Envirotech Ltd. ("JER B.C."). JER B.C. has agreed to issue 1,250,668 shares to the subscribers prior to completion of the reverse takeover of Consolidated Kronofusion Technologies Inc.
(See Note 8.)

7. SHARE CAPITAL

a) Authorized

100,000 common shares without par value.

b) Issued and paid up

	Number of Shares	Amount
Subscriber's share	1	$ 1
Issued for cash	9,693	9,692
Shares acquired and cancelled by Company	(3,167)	(3,000)
Balance, March 31, 2004, August 31, 2003 and 2002	6,527	$ 6,693

Pursuant to an agreement with a former director and shareholder dated January 31, 2001, the Company acquired and cancelled 3,167 common shares of the Company for $3,000.

8. REVERSE TAKEOVER OF CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

Pursuant to the letter of intent dated March 15, 2004 with Consolidated Kronofusion Technologies Inc. ("Kron"), the Company and its shareholders have agreed to sell all of their shares to Kron. Under the terms of the letter of intent Kron shall first consolidate its share capital on a basis of two existing shares for one new share, and issue 9,450,668 post-consolidated common shares to the shareholders of the Company at a deemed price of $0.36 per share. These shares to be issued to principals will be subject to escrow in accordance with the policies of the TSX Venture Exchange ("TSX"). An additional 3,500,000 shares of Kron will be reserved for issuance at a deemed price of $0.36 per share for release to the existing management of the Company on achieving certain milestones.

The proposed transaction will constitute a reverse-takeover under the policies of TSX. Subject to prior acceptance of TSX, Kron will advance a non-interest bearing loan of up to $300,000 to the Company which will be secured against the assets of the Company, and becomes repayable if the contemplated transaction is not completed. Subsequent to March 31, 2004 the Company received $100,000 from Kron.

9. RELATED PARTY TRANSACTIONS

During the seven months ended March 31, 2004 gross wages amounting to $51,500 were paid to two directors of the Company. During the year ended August 31, 2002 management wages of $24,000 were accrued to two directors. (See Note 5.)

10. COMPARATIVE FIGURES

Although the Company was incorporated June 22, 1997, it did not begin operations until September 1, 2001.

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.

PRO FORMA CONSOLIDATED

BALANCE SHEET

MARCH 31, 2004

(Unaudited - see Compilation Report)

J. A. MINNI & ASSOCIATES INC.
CERTIFIED GENERAL ACCOUNTANT

SUITE 1104-750 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T8

Jerry A. Minni, C.G.A. *
Geoffrey S. V. Pang, C.G.A., FCCA **

TELEPHONE: (604)683-0343
FAX: (604)683-4499

* *Incorporated Professional*
** *Associate*

COMPILATION REPORT ON PRO FORMA CONSOLIDATED BALANCE SHEET

To the Directors of
Consolidated Kronofusion Technologies Inc.

I have read the accompanying unaudited pro forma consolidated balance sheet of Consolidated Kronofusion Technologies Inc. ("Company") as at March 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned "Consolidated Kronofusion Technologies Inc." to the unaudited financial statements of the Company as at March 31, 2004, and found them to be in agreement.
2. Compared the figures in the columns captioned "J.E.R. Envirotech Ltd." to the audited balance sheet of J.E.R. Envirotech Ltd. as at March 31, 2004, and found them to be in agreement.
3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
   a) the basis for determination of the pro forma adjustments (which consist of the columns captioned "Acquisition" and "Financing"); and
   b) whether the pro forma consolidated balance sheet complies as to form in all material respects with applicable regulatory requirements.

   The officials:
   a) described to us the basis for determination of the pro forma adjustments, and
   b) stated that the pro forma consolidated balance sheet complies as to form in all material respects with applicable regulatory adjustments.
4. Read the notes to the unaudited pro forma consolidated balance sheet, and found it to be consistent with the basis described to me for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Consolidated Kronofusion Technologies Inc" and "J.E.R. Envirotech Ltd." as at March 31, 2004, and found the amounts in the column captioned "Pro Forma" to be arithmetically correct.

A pro forma balance sheet is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, I express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated balance sheet, and I therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

"J.A. Minni & Associates Inc."
CERTIFIED GENERAL ACCOUNTANT

Vancouver, B.C. June 14, 2004

CONSOLIDATED KRONOFUSION TECHNOLOGIES INC.
PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2004
(UNAUDITED – See Compilation Report)

	J.E.R. Envirotech Ltd.	Consolidated Kronofusion Technologies Inc.	Pro Forma Adjustments Acquisition	Financing	Pro Forma
ASSETS					
CURRENT					
Cash	$ 23,914	$ 564,009	$ -	$ 554,700	$ 1,142,623
Accounts receivable	23,410	-	-		23,410
GST recoverable	7,611	3,403	-		11,014
Inventory	50,446	-	-		50,446
Prepaid expenses and deposit	2,377	27,574	-		29,951
	107,758	594,986	-	554,700	1,257,444
CAPITAL ASSETS	70,751	1,278	-	-	72,029
TECHNOLOGY LICENSE	9,171	-	-	-	9,171
	$ 187,680	$ 596,264	$ -	$ 554,700	$ 1,338,644
LIABILITIES					
CURRENT					
Accounts payable and accrued liabilities	$ 35,523	$ 4,598	$ -	$ -	$ 40,121
SHAREHOLDERS' EQUITY					
SUBSCRIPTION RECEIVABLE	300,000	465,300	(300,000)	(465,300)	-
SHARE CAPITAL	6,693	2,179,640	(1,753,274)	1,020,000	1,453,059
CONTIBUTED SURPLUS	-	279,989	(279,989)	-	-
DEFICIT	(154,536)	(2,333,263)	2,333,263	-	(154,536)
	152,157	591,666	-	554,700	1,298,523
	$ 187,680	$ 596,264	$ -	$ 554,700	$ 1,338,644

APPROVED BY THE DIRECTORS

"Praveen K Varshney"

"Peeyush Varshney"

The accompanying notes are an integral part of the financial statement.

1. BASIS FOR PRESENTATION

This pro forma consolidated balance sheet, which has been prepared for use in the acquisition of J.E.R. Envirotech Ltd. ("JER B.C."), has been compiled in accordance with generally accepted accounting principles in Canada and are based upon the historical balance sheet of the Company after giving effect to the transactions and adjustments described in Notes 2 and 3 in accordance with the recommendations of the Canadian Institute of Chartered Accountants for reverse takeovers (as set out in EIC 10).

The pro forma balance sheet is not necessarily indicative of the financial position that would have been attained had the transactions actually taken place at the dates indicated and does not purport to be indicative of the effects that may be expected to occur in the future.

The pro forma balance sheet was compiled from the following financial information and includes all adjustments which, in the opinion of management, are necessary for fair presentation:

(a) the unaudited balance sheet of the Company as at March 31, 2004;
(b) the audited balance sheet of JER B.C. as at March 31, 2004; and
(c) the additional information set out in notes 2 and 3.

2. PRO FORMA TRANSACTIONS

(a) Acquisition of J.E.R. Envirotech Ltd.

Pursuant to the letter of intent dated March 15, 2004 with Consolidated Kronofusion Technologies Inc. ("Kron"), JER B.C. and its shareholders have agreed to sell all of their shares to Kron. Under the terms of the letter of intent Kron shall first consolidate its share capital on a basis of two existing shares for one new share, and issue 9,450,668 post-consolidated common shares to the shareholders of the Company at a deemed price of $0.36 per share. These shares to be issued to principals will be subject to escrow in accordance with the policies of the TSX Venture Exchange ("TSX"). An additional 3,500,000 shares of Kron will be reserved for issuance at a deemed price of $0.36 per share for release to the existing management of JER B.C. on achieving certain milestones.

The proposed transaction will constitute a reverse-takeover under the policies of TSX. Subject to prior acceptance of TSX, Kron will advance a non-interest bearing loan of up to $300,000 to JER B.C. which will be secured against the assets of JER B.C., and becomes repayable if the contemplated transaction is not completed. Subsequent to March 31, 2004 Kron has advanced $100,000 to JER B.C.

b) Proposed private placement

The Company expects to raise gross proceeds of $1,020,000 via a private placement of 1,700,000 post consolidated units, comprised of one common share and one share purchase warrant exercisable at a price of $0.70 in the first year and $0.90 in the second year.

3. SHARE CAPITAL

Share capital presented on the pro forma consolidated balance sheet is comprised of the following:

	Number of Shares	Assigned Value
Share capital, as set out in the financial statements of the Company	5,397,900	$ 6,693
Proposed consolidation: 2 for 1	(2,698,950)	-
Shares to be issued pursuant to the acquisition	9,450,668	426,366
Proposed private placement	1,700,000	1,020,000
	13,849,618	$ 1,453,059